UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 10, 2006
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date August 10, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply mining equipment to Mt Isa Mine in Australia
(Helsinki, Finland, August 10, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply grinding, crushing and screening equipment to Xstrata Plc’s Mt Isa Mine operation in Queensland, Australia. The value of the order is approximately EUR 20 million. The delivery will be completed by the end of 2007.
The order comprises a SAG mill with dual drive 2 x 5,750 kW and two ball mills with dual drives 2 x 5,750 kW each, a cone crusher and a discharge vibrating screen, complemented by installation services and spare parts. The equipment is for expanding the mine operation with a new lead and zinc concentrator plant.
With deposits in silver, lead, zinc and copper, Mt Isa mine is considered highly productive. Following this expansion it will become the world’s third largest zinc mine producing 800,000 tonnes of zinc concentrate annually.
Xstrata Plc is a major global diversified mining group, listed on the London and Swiss stock exchanges and based in Switzerland.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Mark Glendenning, President, Asia-Pacific, Metso Minerals (Australia) Limited,
tel. +61 8 9420 5566
Jeffery A. Leonard, Senior Vice President, Grinding & Process Equipment, Metso Minerals,
tel. +1 717 849 7464
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.